February 3, 2020

Lloyd Carney
Chief Executive Officer
ChaSerg Technology Acquisition Corp.
7660 Fay Avenue, Suite H, Unit 339
La Jolla, CA 92037

       Re: ChaSerg Technology Acquisition Corp.
           Revised Preliminary Proxy Statement on Schedule 14A
           Filed January 27, 2020
           File No. 001-38685

Dear Mr. Carney:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
January 17, 2020 letter.

Revised Preliminary Proxy Statement on Schedule 14A

Risk Factors
Our amended and restated bylaws provide that the Court of Chancery . . ., page
52

1. You disclose that the exclusive forum bylaw would not preclude the filing of claims arising under the federal securities laws in federal court, but your revised disclosure in response to prior comment 4 suggests that the bylaw applies to claims arising under the federal securities laws. In this regard, you state that the Court of Chancery of the State of
      Delaware or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware will be the exclusive forum for substantially all claims. Also, you state that the Court of Chancery will be the exclusive forum unless it does not have jurisdiction, whereas you state in the corresponding disclosure in the Description of
      Successor Securities section that the exclusive forum will be a state or federal court within the State of Delaware. Please revise to clarify whether the bylaw applies to claims arising
 Lloyd Carney
ChaSerg Technology Acquisition Corp.
February 3, 2020
Page 2
      under the federal securities laws, and reconcile your disclosures. If the bylaw will apply to claims arising under the federal securities laws, state that there is uncertainty as to whether a court would enforce such bylaw and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If the bylaw will not apply to claims arising under the federal securities laws, please also ensure that the bylaw states this clearly, or tell us how you will inform investors in future filings that the bylaw does not apply to any actions arising under the federal securities laws. Finally, as it appears that there will be material differences between the exclusive forum provision in your existing certificate of incorporation and the exclusive forum provision in the
      Successor bylaws, please enhance the disclosure regarding Proposal No. 2 by highlighting such differences and providing the proposed form of the bylaw.
        You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or, in his absence, Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                             Sincerely,
FirstName LastNameLloyd Carney
                                                             Division of
Corporation Finance
Comapany NameChaSerg Technology Acquisition Corp.
                                                             Office of
Technology
February 3, 2020 Page 2
cc:       Brian Paulson
FirstName LastName